EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the three months ended March 31, 2017 and 2016, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	2017	2016
Earnings:
Income before taxes	$56,430	$83,565
Fixed charges	74,740	71,985
Total earnings	$131,170	$155,550
Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$74,728	$71,971
Estimate of the interest component of rental expense	12	14
Total fixed charges	$74,740	$71,985
Ratio of earnings to fixed charges	1.76	2.16